April 24, 2024

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE Chicago, Inc., and NYSE National, Inc. (collectively, the "Exchanges").

For Exhibit J, the Exchanges are each filing an amendment containing an updated list of the officers, governors, and members of all standing committees of each Exchange.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures

Martha Redding
Corporate Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
martha.redding@ice.com
ice.com

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 04/24/24	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE American LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005

24010530

3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Corporate Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends:
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/09/08 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 04/24/24 (MM/DD/YY) NYSE American LLC (Name of applicant)

By: [signature] (Signature) Martha Redding, Corporate Secretary (Printed Name and Title)

Subscribed and sworn before me this 24th day of April (Month), 2024 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2024 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

AMY MAURO
Notary Public, State of New York
No. 01MA6262613
Qualified in Westchester County
My Commission Expires May 29, 2024

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

APRIL 2024

EXHIBIT J

The following are the officers of NYSE American LLC as of April 22, 2024:

Name	Title	Starting Date of Current Appointment	Type of Business
Carey, John	Senior Director	12/15/2015	Regulation
DeGregorio, David	Associate General Counsel	04/15/2021	Legal
Dugan, Meaghan	Head of Options	10/13/2022	Markets
Fitzpatrick, Michael	Senior Director	10/13/2022	Regulation
Foley, Doug	Senior Vice President	10/11/2018	Human Resources
Frouge, Tony	Chief Regulatory Officer	04/19/2024	Regulation
Gardiner, Warren	Senior Vice President and Chief Financial Officer	05/14/2021	Finance
Hebert, Ryan	Business Information Security Officer	12/15/2022	Information Security
Herrick, Jon	Chief Product Officer	10/16/2023	Markets
Hunter, Martin	Senior Vice President, Tax & Treasurer	10/14/2014	Tax & Treasury
Klima, Jaime	General Counsel	04/19/2024	Legal
Larson, Stephen	Vice President	07/14/2022	Regulation
Martin, Lynn	President and Chief Executive Officer	01/01/2022	Markets
Redding, Martha M.	Corporate Secretary	07/14/2022	Legal
Spencer, Octavia	Assistant Corporate Secretary	07/01/2021	Legal
Surdykowski, Andrew J.	Senior Vice President	10/11/2018	Legal
Troy, Patrick	Associate General Counsel	04/22/2022	Legal
Turtoro, Robert	Director	01/01/2022	Markets
Tuttle, John	Vice Chairman, Chief Commercial Officer	07/18/2019	Markets
Tyrell, Kevin	Head of Equities	04/13/2023	Markets
West, Mike	Head of Operations	10/16/2023	Markets
Yamamoto, Kana	Senior Director, Assistant Treasurer	10/13/2022	Tax & Treasury

The following are the directors of NYSE American LLC as of April 22, 2024:

Name	Title	Starting Date of Current Appointment	Type of Business
Bowen, Sharon	Director (Chair)	12/20/2017	Former Government Professional
Cunningham, Stacey	Director	12/17/2021	Former Financial Service Professional
Farooqui, Duriya	Director	12/20/2017	Former Government Professional
Mecane, Joseph	Director	12/15/2023	Financial Services/Head of Execution Services
Salerno, Frederic	Director	07/21/2015	Former Corporate Governance Professional

The following are the members of the standing committees of NYSE American LLC as of April 22, 2024:

1. Regulatory Oversight Committee

Name	Title	Starting Date of Current Appointment	Type of Business
Bowen, Sharon	Director	12/202017	Former Government Professional
Farooqui, Duriya	Director	12/20/2017	Former Government Professional
Salerno, Frederic	Director (Chair)	07/21/2015	Former Corporate Governance Professional

2. Committee for Review

Name	Firm	Title	Starting Date of Current Appointment	Type of Business
Bowen, Sharon	None	Director	03/02/2018	Former Government Professional
Richard Cashman	None	Committee member	12/16/2022	Retired Financial Services Professional
Steven Crutchfield	Chicago Trading Company	Committee member	12/15/2023	Proprietary Trading/Head of Market Structure
Donato Cuttone	DriveWealth Institutional	Committee member	12/15/2023	Financial Services/Head of Trading and Brokerage

Name	Firm	Title	Starting Date of Current Appointment	Type of Business
Duriya Farooqui	None	Director	03/02/2018	Former Government Professional
Robert Greason	Rosenblatt Securities	Committee member	10/22/2021	Institutional Broker/Floor Brokerage
Patrick King	Citadel Securities, LLC	Committee member	11/07/2011	Market Making/Designated Market Maker
Justin Kletter	Bank of America	Committee member	12/16/2022	Financial Services/ Broker-Dealer/Legal
Richard Moore	None	Committee member	05/20/2016	Financial Services/CEO
Vincent Quinones	DriveWealth Institutional	Committee member	10/22/2019	Financial Services/CCO
Frederic Salerno	None	Director	05/20/2016	Former Corporate Governance Professional
Sam Terner	None	Committee member	03/08/2016	Retired Financial Services Professional
Vincent Tese	None	Committee member	05/20/2016	Former Corporate Governance Professional

3. Hearing Board

Name	Firm	Title	Starting Date of Current Appointment	Type of Business
R. Craig Barnes, Jr.	Morgan Stanley	Committee member	10/14/2014	Financial Services/Broker-Dealer/Broker and Investment Advisor
Bert Halliday	Merrill Lynch	Committee member	10/14/2014	Financial Services/Broker-Dealer/Broker and Investment Advisor
Marc Karetsky	Morgan Stanley Private Wealth Management	Committee member	10/14/2014	Financial Services/Broker-Dealer/Broker and Investment Advisor
Robert F. Schnell	Morgan Stanley Wealth Management	Committee member	10/14/2014	Financial Services/Broker-Dealer/Broker and Investment Advisor

Name	Firm	Title	Starting Date of Current Appointment	Type of Business
Lisa E. Waters	J.P. Morgan Securities LLC	Committee member	10/14/2014	Financial Services/Broker-Dealer/Broker and Investment Advisor
Theodore Weisberg	Seaport Securities Corporation	Committee member	10/14/2014	Financial Services/Floor Brokerage

4. Director Candidate Recommendation Committee

Name	Firm	Title	Starting Date of Current Appointment	Type of Business
Erica Attonito	HRT Execution Services	Committee member	10/16/2023	Proprietary Trading/Broker
Robert Greason	Rosenblatt Securities, Inc.	Committee member	10/13/2022	Institutional Broker/Floor Brokerage
Patrick A. King	Citadel Securities LLC	Committee member	10/24/2013	Designated Market Maker
Frank Massielo	TradeMas, Inc.	Committee member	10/16/2023	Floor Brokerage/CEO